SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G101

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 266,156 shares of common stock (“Common Stock”) of Getaround, Inc. (the “Issuer”), (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 909,719,465 shares of Common Stock outstanding, which includes (i) 96,737,557 shares of Common Stock outstanding as of August 9, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ending June 30, 2024, filed with the Securities and Exchange Commission on August 13, 2024 (the “Outstanding Shares”), (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 909,719,465 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 813,248,064(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 813,248,064(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,248,064(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.4%(2)
(14)	TYPE OF REPORTING PERSON IN

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 805,981,908 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 909,719,465 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 805,981,908 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 202,763,666(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 202,763,666(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,763,666(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 66,362 shares of Common Stock, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 299,434,861 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 202,763,666(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 202,763,666(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,763,666(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.

(2)       Based on 299,434,861 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 200,952,024 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 137,016,038(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 137,016,038(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,016,038(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 44,842 shares of Common Stock, (ii) 135,791,836 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 233,708,753 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 135,791,836 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,402,326(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,402,326(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,402,326(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 4,386 shares of Common Stock, (ii) 13,282,580 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 110,135,497 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 13,282,580 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 150,418,364(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 150,418,364(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,418,364(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2)       Based on 247,106,693 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 149,074,416 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,402,715(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,402,715(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,402,715(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 11,259 shares of Common Stock, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 131,129,013 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,402,715(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,402,715(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,402,715(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2)       Based on 131,129,013 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 34,095,336 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,356,796(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,356,796(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,356,796(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 9,280 shares of Common Stock, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 125,085,073 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,356,796(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,356,796(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,356,796(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2)       Based on 125,085,073 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 28,103,436 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 73,568,741(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 73,568,741(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,568,741(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 24,077 shares of Common Stock, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 170,282,221 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 73,568,741(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 73,568,741(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,568,741(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.

(2)       Based on 170,282,221 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 72,911,424 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Stressed Credit Master Fund, L.P., and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Stressed Credit Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,235,652(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,235,652(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,235,652(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 7,604 shares of Common Stock, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 119,965,065 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,235,652(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,235,652(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,235,652(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.

(2)       Based on 119,965,065 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 23,028,048 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Opportunity Co-Investment Fund, L.P.

This Amendment No. 8 (“Amendment No. 8”) amends the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 9, 2023, as amended by amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 12, 2023, as amended by amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 19, 2023, as amended by amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 23, 2024, as amended by amendment No. 5 to Schedule 13D filed by the Reporting Persons on May 1, 2024, as amended by amendment No. 6 to Schedule 13D filed by the Reporting Persons on July 10, 2024, as amended by amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 18, 2024, and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Getaround, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is amended and supplemented as follows:

In accordance with the Subscription Agreement, dated as of September 8, 2023, by and between the Issuer and the Reporting Persons, on August 19, 2024, previously disclosed by the Reporting Persons in Item 4 of Amendment No. 2, the Issuer adjusted the conversion price of the Convertible Notes held by certain of the Reporting Persons to 4,000 shares of common stock per $1,000 principal amount of the Convertible Notes, in accordance with the terms of the Second Supplemental Indenture, dated as of August 19, 2024 (the “Second Supplemental Indenture”) to the indenture, dated as of December 8, 2022, as supplemented by the first supplemental indenture, dated as of September 8, 2023 (collectively with the Second Supplemental Indenture, the “Indenture”), upon the execution of the Second Supplemental Indenture by the Issuer and the trustee under the Indenture following the receipt of the required approvals of the Issuer’s stockholders. As a result of such adjustment, the number of shares of Common Stock into which the Convertible Notes may be converted has increased in accordance with the terms of the Indenture.

Item 5. Interest in Securities of the Company.

This Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 8.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Other than as reported in Amendment No. 7, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

/s/ Jason Mudrick Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member